                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
333-139707 and 333-144251 and Form S-8 Registration Statements File Nos.
33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: October 30, 2007

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com  E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

          LANOPTICS ANNOUNCES 153% REVENUE GROWTH IN THIRD QUARTER 2007

     YOKNEAM, ISRAEL, October 30, 2007 - LanOptics Ltd. (NASDAQ: LNOP), a
provider of network processors, today announced its results for the third quarter ended September 30, 2007.

     THIRD QUARTER HIGHLIGHTS:

     o    Revenues increased 153% year-over-year, reaching $5.2 million

     o    Gross margin increased to 61.6%, on a non-GAAP basis (56.5% on a GAAP basis)

     o    Operating income of $0.2 million, on a non-GAAP basis (Operating loss of $0.9 million, on a GAAP basis)

     o    Net income of $0.4 million, on a non-GAAP basis (Net loss of $0.8 million, on a GAAP basis)

     o    Cash position of $47.5 million at the end of the quarter

     TOTAL REVENUES in the third quarter of 2007 were $5.2 million, an increase of 153% compared to $2.1 million in the third quarter of 2006, and an increase of 14% compared to $4.6 million in the second quarter of 2007. All of LanOptics'
revenues were attributable to its EZchip Technologies Ltd. subsidiary.

     NET LOSS on a GAAP basis for the third quarter of 2007 was $0.8 million, or
$0.05 per share, compared to a net loss of $2.1 million, or $0.18 per share, in the third quarter of 2006, and a net loss of $1.6 million, or $0.10 per share, in the second quarter of 2007.

     NET INCOME ON A NON-GAAP BASIS, for the third quarter of 2007 was $0.4 million, or $0.02 per share, compared with a non-GAAP net loss of $1.6 million, or $0.14 per share, in the third quarter of 2006, and a non-GAAP net loss of
$0.1 million, or $0.01 per share, in the second quarter of 2007.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of September 30, 2007,
totaled $47.5 million compared to $16.3 million as of June 30, 2007. During the third quarter the company completed a $43.5 million public offering of its shares, of which $14.2 million was used to increase LanOptics' ownership interest in EZchip through the purchase of EZchip shares issued upon the exercise of employee stock options.

     "This quarter has been another significant quarter for our company, continuing the growth trend experienced in recent quarters," commented ELI
FRUCHTER, CHAIRMAN OF THE BOARD OF LANOPTICS AND CEO OF EZCHIP. "We achieved record revenue levels, crossing the $5 million revenue mark, and generated record gross margins. Combined with lower than expected NRE expenses, this resulted in our achieving for the first time operating and net income on a non-GAAP basis."

     Mr. Fruchter added, "In recent weeks we announced two exciting developments. We launched the NPA family of Ethernet Access network processors, which is expected to triple our addressable market size. The addition of the NPA will round up EZchip's product offering to feature a series of Ethernet network processors for the carrier edge, metro and access markets, with throughputs ranging from 1-Gigabit to 100-Gigabits and a common architecture and software.
Also, in September we raised $43.5 million, further enhancing our financial strength. Consistent with our previously announced intentions, we have used some of the cash to purchase EZchip shares from employees, furthering our goal of attaining full ownership of EZchip."

CONFERENCE CALL

     The Company will be hosting a conference call today at 10:00am EDT, 07:00am
PDT, 02:00pm UK time and 04:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167;   UK Dial-in Number: 0 800 917 5108;
Israel Dial-in Number: 03 918 0609;  International Dial-in Number: +972 3 918 0609

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the investor relations section of the website.

ADDITIONAL INFORMATION

     Additional financial information, including statements of operations for the nine months ended September 30, 2007, can be found on the Company's website under 'Investor Relations - Financial Releases'.

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which LanOptics believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of intangible assets, in-process research and development charge, minority interest in loss of EZchip and non-cash interest expense relating to redeemable preferred shares in EZchip. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of LanOptics' on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

ABOUT LANOPTICS

     LanOptics is focused on its majority-owned subsidiary, EZchip Technologies
Ltd., a fabless semiconductor company providing Ethernet network processors.
EZchip provides customers with solutions that scale from 1-Gigabit to
100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

     For more information on LanOptics and EZchip, visit the web site at
http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT
FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY
FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT
LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET
ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC
ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH
THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO
LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT
ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K.
LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO
REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR
EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                       THREE MONTHS ENDED                            NINE MONTHS ENDED
                                                        ------------------------------------------------      ------------------------------
                                                        SEPTEMBER 30,       JUNE 30,        SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                            2007              2007              2006              2007              2006
                                                        ------------      ------------      ------------      ------------      ------------

Revenues                                                $      5,240      $      4,608      $      2,074      $     13,753      $      5,086
Cost of revenues                                               2,048             1,918               851             5,634             2,240
Amortization of technology                                       234               258                86               990               258
                                                        ------------      ------------      ------------      ------------      ------------
Gross profit                                                   2,958             2,432             1,137             7,129             2,588

Operating expenses:
Research and development, net                                  1,945             2,630             2,093             6,272             6,371
In-process research and development charge                       396                --                --               396                --
Selling, general and administrative                            1,470             1,865             1,035             4,532             3,122
                                                        ------------      ------------      ------------      ------------      ------------
Total operating expenses                                       3,811             4,495             3,128            11,200             9,493
                                                        ------------      ------------      ------------      ------------      ------------
Operating loss                                                  (853)           (2,063)           (1,991)           (4,071)           (6,905)

Financial and other income (expenses), net                        68                35              (145)              131              (324)
                                                        ------------      ------------      ------------      ------------      ------------
Loss before minority interest                                   (785)           (2,028)           (2,136)           (3,940)           (7,229)
                                                        ------------      ------------      ------------      ------------      ------------
Minority interest in loss of EZchip                               17               391                --               428                12
                                                        ------------      ------------      ------------      ------------      ------------
Net loss                                                $       (768)     $     (1,637)     $     (2,136)     $     (3,512)     $     (7,217)
                                                        ============      ============      ============      ============      ============

Net loss per share                                      $      (0.05)     $      (0.10)     $      (0.18)     $      (0.22)     $      (0.62)

Weighted average number of shares used in per share
calculation                                               16,301,375        15,780,583        11,650,021        15,932,795        11,644,723
                                                        ------------      ------------      ------------      ------------      ------------

                                 LANOPTICS LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                 THREE MONTHS ENDED             THREE MONTHS ENDED             THREE MONTHS ENDED             NINE MONTHS ENDED             NINE MONTHS ENDED
                                                 SEPTEMBER 30, 2007                JUNE 30, 2007               SEPTEMBER 30, 2006            SEPTEMBER 30, 2007             SEPTEMBER 30, 2006
                                           -----------------------------  -----------------------------  -----------------------------  -----------------------------  -----------------------------
                                               GAAP           Non-GAAP        GAAP           Non-GAAP        GAAP           Non-GAAP        GAAP           Non-GAAP      GAAP            Non-GAAP
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------

Revenues                                   $      5,240     $      5,240  $      4,608     $      4,608  $      2,074     $      2,074  $     13,753     $     13,753  $      5,086     $      5,086
Cost of revenues                                  2,048            2,011         1,918            1,891           851              819         5,634            5,506         2,240            2,163
Amortization of technology                          234               --           258               --            86               --           990               --           258               --
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Gross profit                                      2,958            3,229         2,432            2,717         1,137            1,255         7,129            8,247         2,588            2,923
                                                   56.5%            61.6%         52.8%            59.0%         54.8%            60.5%         51.8%            60.0%         50.9%            57.5%
Operating expenses:
Research and development, net                     1,945            1,846         2,630            1,768         2,093            1,988         6,272            5,202         6,371            6,109
In-process research and
development charge                                  396               --            --               --            --               --           396               --            --               --
Selling, general and
administrative                                    1,470            1,137         1,865            1,174         1,035              969         4,532            3,421         3,122            2,990
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Total operating expenses                          3,811            2,983         4,495            2,942         3,128            2,957        11,200            8,623         9,493            9,099
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Operating income (loss)                            (853)             246        (2,063)            (225)       (1,991)          (1,702)       (4,071)            (376)       (6,905)          (6,176)
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Financial and other income
(expenses), net                                      68              139            35               98          (145)             114           131              326          (324)             432
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Income (loss) before minority
interest                                           (785)             385        (2,028)            (127)       (2,136)          (1,588)       (3,940)             (50)       (7,229)          (5,744)
Minority interest in loss of
EZchip                                               17               --           391               --            --               --           428               --            12               --
                                           ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------  ------------     ------------
Net income (loss)                          $       (768)    $        385  $     (1,637)    $       (127) $     (2,136)    $     (1,588) $     (3,512)    $        (50) $     (7,217)    $     (5,744)
                                           ============     ============  ============     ============  ============     ============  ============     ============  ============     ============

Net income (loss) per share                $      (0.05)    $       0.02  $      (0.10)    $      (0.01) $      (0.18)    $      (0.14) $      (0.22)    $      (0.00) $      (0.62)    $      (0.49)

Weighted average number of shares
used in per share calculation                16,301,375       16,301,375    15,780,583       15,780,583    11,650,021       11,650,021    15,932,795       15,932,795    11,644,723       11,644,723

Non-GAAP net income (loss)                                  $        385                   $       (127)                  $     (1,588)                  $        (50)                  $     (5,744)
                                                            ------------                   ------------                   ------------                   ------------                   ------------
Reconciliation items:
Stock-based compensation                                            (430)                        (1,556)                          (171)                        (2,179)                          (395)
Amortization of intangible assets
and discount on long-term loan                                      (344)                          (345)                          (118)                        (1,315)                          (334)
In-process research and development
charge                                                              (396)                            --                             --                           (396)                            --
Minority interest in loss of EZchip*                                  17                            391                             --                            428                             12
Accretion to redemption value of
redeemable preferred shares in EZchip **                              --                             --                           (259)                            --                           (756)
                                                            ------------                   ------------                   ------------                   ------------                   ------------
GAAP net loss                                               $       (768)                  $     (1,637)                  $     (2,136)                  $     (3,512)                  $     (7,217)
                                                            ============                   ============                   ============                   ============                   ============

* Excluded from Non-GAAP measures since the minority interest primarily relates to EZchip losses accumulated in prior periods

** As of January 1, 2007 the Company stopped the accretion to redemption value since the redemption right became within the control of the Company.

                                 LANOPTICS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                      SEPTEMBER 30,       DECEMBER 31,
                                                          2007               2006
                                                        ---------         ---------
                                                       (UNAUDITED)         (AUDITED)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities        $  47,464         $  17,658
Trade receivables, net                                      3,566             1,706
Other receivables                                             672               683
Inventories                                                 3,662             3,489
                                                        ---------         ---------
Total current assets                                       55,364            23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                 186               290
Severance pay fund                                          2,390             1,951
                                                        ---------         ---------
Total long-term investments                                 2,576             2,241
PROPERTY AND EQUIPMENT, NET                                   416               352

Goodwill                                                   49,519            36,531
Intangible assets, net                                      2,968             3,633
                                                        ---------         ---------
TOTAL ASSETS                                            $ 110,843         $  66,293
                                                        =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                          $     618         $   1,017
Other payables and accrued expenses                         5,203             3,092
                                                        ---------         ---------
Total current liabilities                                   5,821             4,109

LONG TERM LIABILITIES:
Accrued severance pay                                       2,998             2,464
Long-term loan                                              3,531             3,337
                                                        ---------         ---------
Total long-term liabilities                                 6,529             5,801

EMPLOYEE STOCK OPTIONS IN EZchip                            1,959               557
PREFERRED SHARES IN EZchip                                 23,770            23,770

SHAREHOLDERS' EQUITY:
Share capital                                                 106                93
Additional paid-in capital                                162,136           117,716
Accumulated other comprehensive loss                          (10)              (19)
Accumulated deficit                                       (89,468)          (85,734)
                                                        ---------         ---------
Total shareholders' equity                                 72,764            32,056
                                                        ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 110,843         $  66,293
                                                        =========         =========